Filed Pursuant to Rule 433
Registration No. 333-132903

PRICING SCRIPT

BANCSHARES OF FLORIDA, INC.

2,500,000 Common Shares

Issuer:

Bancshares of Florida, Inc.

Symbol:

Nasdaq NationalMarket: BOFL

Shares offered:

2,500,000 shares (excluding option to purchase up to 375,000 additional common shares)

Public offering price:

$21.50 per share

Total proceeds to Bancshares of Florida, Inc. after discounts but before expenses:

$50,525,000.00 ($58,103,750.00 if over-allotment option is exercised in full)

Settlement and delivery date:

May 15, 2006

Use of proceeds:

To pay the cash portion of the merger consideration for the acquisition of Bristol Bank, capitalize a planned de novo bank in Palm Beach County, Florida, contribute capital to Bank of Florida—Tampa Bay, retire a portion of our subsidiary banks’ subordinated debt, and support future growth.

Lockup for issuer and directors:

Issuer: 90 days (subject to certain exceptions)/ Directors: 90 days

Underwriters:

Raymond James & Associates, Inc.

Allen & Company LLC

Ryan Beck & Co., Inc.

Relationships:

Robert F. Shuck, Executive Vice President of Raymond James & Associates, Inc. and Vice Chairman Emeritus of Raymond James Financial, Inc. (the parent holding company of Raymond James & Associates, Inc.) also serves as a director of Bank of Florida—Tampa Bay. Mr. Shuck owns 20,000 shares of our common stock and holds warrants to acquire 9,889 shares of common stock at a price of $12.50 per share. The warrants expire on July 27, 2009.

Bancshares of Florida, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”), for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and any other documents relating to this offering that Bancshares of Florida, Inc. has filed with the SEC for more complete information about Bancshares of Florida, Inc. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bancshares of Florida, Inc. and any underwriter participating in this offering will arrange to send you the prospectus and this free writing prospectus if you so request by calling 239-254-2100.